EXHIBIT INDEX

EXHIBIT A:
  Attachment to item 77C: Submission of matters to a vote of Security holders.
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EXHIBIT A:

RESULTS OF SHAREHOLDER MEETING (Unaudited)

A special meeting of Shareholders of the Phoenix-Seneca
Strategic Theme Fund of the Phoenix Strategic Equity Series
Fund was held on August 6, 1999 to approve the following matter:

1. Approval of a subadvisory agreement with Seneca
Capital Management LLC

On the record date for this meeting there were 10,849,409 shares outstanding and 63.11% of the shares outstanding and entitled to vote were present by proxy.

NUMBER OF VOTES

1. Approval of investment subadvisory agreement

   For:      6,382,737
   Against:    203,929
   Abstain:    260,143